Exhibit 99.1

Cazoo to Announce Second Quarter and First Half 2023 Results on August 1, 2023

London and New York, July 25, 2023 — Cazoo Group Ltd (NYSE: CZOO) (“Cazoo” or “the Company”), the UK’s independent leading online car retailer, which makes buying and selling a car as simple as ordering any other product online, today announces the Company will release its second quarter and first half 2023 results before the U.S. stock market opens on Tuesday, August 1, 2023. The Company will host a conference call at 8:00 a.m. Eastern Time that day.

Investors and analysts interested in participating in the call are invited to dial 1-877-704-6255, or for international callers, 1-215-268-9947. A webcast of the call will also be available on the investor relations page of the Company’s website at https://investors.cazoo.co.uk.

About Cazoo - www.cazoo.co.uk

Our mission is to transform the car buying and selling experience across the UK by providing better selection, value, transparency, convenience and peace of mind. Our aim is to make buying or selling a car no different to ordering any other product online, where consumers can simply and seamlessly buy, sell or finance a car entirely online for delivery or collection in as little as 72 hours.

Contacts

Investor Relations:

Cazoo: Anna Gavrilova, Head of Investor Relations, investors@cazoo.co.uk

ICR: cazoo@icrinc.com

Media:

Cazoo: Robyn Greenacre, Head of Communications, robyn.greenacre@cazoo.co.uk

Brunswick: Simone Selzer +44 20 7404 5959 / cazoo@brunswickgroup.com